Filed by The Shaw Group Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: The Shaw Group Inc.
Commission File No.: 001-12227

Now is the Time!
The special meeting of Shaw shareholders to approve Shaw’s agreement to be acquired by CB&I is this Friday, Dec. 21.

This is a major decision regarding the future of our company. Please cast your votes immediately to be sure your shares are voted!

Don’t forget: You may have received more than one proxy card/voting instruction form. It is very important for you to vote every card you receive, as each one is tied to a specific account holding shares or to shares held in certificate form.

For meeting details and voting instructions, please visit Shaw’s website.

06M112012B

This information is confidential and should not be distributed outside of the company. Disclosure of confidential company information is a violation of the Code of Conduct.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, declared effective by the SEC on November 20, 2012, that includes a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. Shaw and CB&I began mailing the definitive joint proxy statement/prospectus to shareholders on or about November 20, 2012.  CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement.  INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.  The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature.  These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Attention All 401(k) Holders!
Our records indicate that you hold Shaw shares in your 401(k). Many of the 401(k) shares have not yet been voted and we urge all shareholders to vote as soon as possible as the deadline to vote is rapidly approaching. We recently mailed you proxy material detailing the definitive merger agreement with CB&I to acquire Shaw.

Because this is a major decision regarding the future of the company and one that will impact the value of your holdings, all Shaw shareholders should vote regardless of the number of shares owned.

Vote Every Proxy Card You Receive
Shaw cannot complete the merger without a “yes” vote from at least 75 percent of our shareholders (other than “Related Persons,” as defined in Shaw’s charter).

Depending on where you hold your Shaw stock and how you acquired it, you may receive more than one proxy card. You must vote every proxy card you receive as each of these cards has a unique control number that is tied to differing accounts holding shares. Not voting has the same effect as voting against the acquisition.

Deadline is Quickly Approaching – Vote Now!
Have you voted your proxy yet? With the special meeting scheduled for Dec. 21, 2012, shareholders are encouraged to vote online or by telephone. Don’t forget to vote each and every one of your proxy cards/voting instruction forms!

For voting instructions, please visit Shaw’s website.

06M112012B

This information is confidential and should not be distributed outside of the company. Disclosure of confidential company information is a violation of the Code of Conduct.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. (“CB&I”) filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, declared effective by the SEC on November 20, 2012, that includes a proxy statement of The Shaw Group Inc. (“Shaw”) that also constitutes a prospectus of CB&I. Shaw and CB&I began mailing the definitive joint proxy statement/prospectus to shareholders on or about November 20, 2012.  CB&I and Shaw also plan to file other documents with the SEC regarding the proposed agreement.  INVESTORS AND SECURITY HOLDERS OF SHAW ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I’s internet website at www.cbi.com under the tab “Investor Relations” and then under the tab “SEC Documents” or by contacting CB&I’s Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw’s internet website at www.shawgrp.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Shaw’s Investor Relations Department at 225-987-7372.

Participants in the Solicitation
CB&I, Shaw, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I’s proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Statements set forth in this communication that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Shaw as a subsidiary of CB&I and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.  The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature.  These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.

These risks and uncertainties include, but are not limited to:  the failure of the shareholders of CB&I or the shareholders of Shaw to approve the merger; the risk that the conditions to the closing of the merger are not satisfied; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Shaw’s businesses and operations with CB&I’s business and operations; the inability to or delay in obtaining cost savings and synergies from the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions.

Shaw and CB&I caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Shaw’s and CB&I’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Shaw, CB&I, the proposed transaction or other matters and attributable to Shaw or CB&I or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Shaw nor CB&I undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.